Exhibit 99.3

MAZOR ROBOTICS LTD.
5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 19, 2018

September 24, 2018
Dear Shareholders,

We cordially invite you to attend a special general meeting of shareholders of Mazor Robotics Ltd. ("Mazor") to be held at Luchtenstein Levy Wiseman, Law Offices at 5 Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel, on November 19, 2018 at 4:00 p.m. (Israel time) (the "special general meeting" or "meeting").

The special general meeting is being called to consider the approval of: (i) the acquisition of the entire share capital of Mazor by subsidiaries of Medtronic plc, an Irish public limited company ("Medtronic") (namely, Given Imaging Ltd., a company organized under the laws of the State of Israel ("Parent 1"), Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel ("Parent 2"), Oridion Systems Ltd., a company organized under the laws of the State of Israel ("Parent 3"), Covidien Israel Holdings Ltd., a company organized under the laws of the State of Israel ("Parent 4" and together with Parent 1, Parent 2 and Parent 3, collectively and individually, the "Parent")) (other than the share capital of Mazor held by Covidien Group S.a.r.l, a Luxembourg company and a wholly-owned subsidiary of Medtronic ("CovLux")), pursuant to the Agreement and Plan of Merger, dated as of September 20, 2018 (as it may be amended from time to time, the "Merger Agreement"), through the merger of Belinom Ltd., a company organized under the laws of the State of Israel and wholly-owned by Parent ("Merger Sub") with and into Mazor, so that following such merger, Merger Sub will cease to exist and Mazor will be collectively wholly owned by Parent and CovLux (the "Merger"); (ii) the Merger Agreement; (iii) the consideration to be received by the shareholders of Mazor in the merger, consisting of US$29.25 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Mazor owned immediately prior to the effective time of the merger (the "Merger Consideration"); (iv) in connection with the renewal of the directors' and officers' liability insurance policy, the amendment of the Compensation Policy such that the relevant premium limit shall be increased; (v) the purchase by Mazor of a run-off directors' and officers' liability insurance policy for a period of seven years following the effective time of the Merger, as permitted under the Merger Agreement; (vi) the accelerated vesting of (if unvested) and cancellation of each outstanding option to purchase ordinary shares of Mazor (including those granted to Mazor's officers and directors) in exchange for the right to receive a lump sum cash payment equal to the product of the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option, and the total number of ordinary shares underlying such option, without interest and subject to applicable withholding taxes; (vii) the accelerated vesting of (if unvested) and cancellation of each outstanding RSU (including those granted to Mazor's officers and directors) in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of the Merger Consideration and the number of ordinary shares subject to such RSU, without interest and subject to applicable withholding taxes; (viii) the payment by Mazor of special transaction bonuses to officers in Mazor in connection with the merger transaction and subject to the completion of the Merger, as permitted under the Merger Agreement; and (ix) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached to Mazor's Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission (the "SEC") on September 24, 2018. We refer to items (i) through (ix) in this proposal as the "Merger Proposal".

The foregoing approval is being sought pursuant to the requirements of the Companies Law, 5759-1999, of the State of Israel (the "Companies Law").

The approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of Mazor's ordinary shares (including ordinary shares underlying Mazor ADSs, "Company Shares") voted at the meeting, provided (x) such majority includes more than 50% of the Company Shares voted (not counting any absentee votes) by shareholders that are not Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing and (y) either (i) such majority includes the affirmative vote of at least a majority of the total votes cast by shareholders who are present and voting (not counting any absentee votes) who are not "controlling shareholders" of Mazor and do not have a "personal interest" (each as defined in the Companies Law) in the matter, or (ii) the total number of Company Shares voted against the Merger Proposal by shareholders who are neither "controlling shareholders" of Mazor nor have a "personal interest" in the matter who were present and voted, does not exceed 2% of the total voting rights in the Company.

Pursuant to the Company's articles of association, the quorum required for the special general meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company's issued and outstanding share capital.

Only holders of record of Mazor ordinary shares at the close of business on October 21, 2018 (the "Record Date") are entitled to attend and vote at the special general meeting or any adjournment or postponement thereof.

A shareholder, whose ordinary shares are registered with a member of the Tel Aviv Stock Exchange Ltd. (the "TASE"), is required to prove his or her share ownership to vote at the Special Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of that TASE member or, if the shareholder so requests, by mail to his or her address (in consideration of mailing fees only).  Such a request should be made in advance for a particular securities account.

Further information regarding the Proposal will be included in the Company's proxy statement, which will be mailed to the Company's shareholders in advance of the Special Meeting. The proxy statement will be furnished to the SEC on Form 6-K and will be available to the public on the SEC's website at www.sec.gov and, in addition, at the Israeli Securities Authority's (the "ISA") website at http://www.magna.isa.gov.il or at the TASE's website at http://maya.tase.co.il. A form of proxy card will be enclosed with the proxy statement.

Whether or not you plan to attend the special general meeting, it is important that your shares be represented and voted at the meeting. Accordingly, after reading the notice of special general meeting of shareholders and the proxy statement, when it becomes available, please complete and submit your proxy or voting instructions as follows:

(i)	If you hold Mazor ADSs, follow the voting instructions which will be provided to you by The Bank of New York Mellon, as Depositary of Mazor's ADS program (the "Depositary").

(ii)
If you hold your shares through a member of the TASE, you may vote your shares (a) in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares (see above), (b) by sending such certificate along with a duly executed proxy card to Mazor at 5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel, Attention: Laura Levi, Legal Counsel, email: laura@Mazorrobotics.com, or (c) via the ISA's electronic voting system (in the case of (b) or (c), votes must be received no later than six (6) hours before the time fixed for the meeting, i.e., 10:00 a.m. (Israel time), on November 19, 2018).

In accordance with the Companies Law and the regulations promulgated thereunder, a shareholder may submit a written position statement in English to us, expressing its position on the Merger Proposal, no later than November 9, 2018, at the following address: Mazor Robotics Ltd., 5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel, Attention: Laura Levi, Legal Counsel. We will publish timely delivered position statements by way of furnishing a report on Form 6-K to the SEC and TASE.

Additionally, in accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than October 1, 2018, provided that such proposal is appropriate for consideration by shareholders at the meeting. Such proposals should be submitted in writing to us at the following address: Mazor Robotics Ltd., 5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel, Attn: Laura Levi, Legal Counsel. If our board of directors determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, we will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC and TASE; however, the Record Date for the meeting will not change.

We currently know of no other business to be transacted at the special general meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the proxy card will (to the extent permitted by applicable law) vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER PROPOSAL.
Sincerely, Jonathan Adereth Chairman of the Board of Directors

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the special general meeting, Mazor intends to send to its shareholders of record as of the Record Date, and will forward to the Depository for distribution to the holders of Mazor ADSs as of the Record Date, a proxy statement describing the Merger Proposal to be voted upon at the meeting, as well as logistical information related to the meeting.

Along with the proxy statement, Mazor will also send a proxy card or voting instruction form enabling shareholders to submit their votes on that proposal. In addition, voting instructions for holders of Mazor ADSs will be distributed by the Depositary to holders of Mazor ADSs as of the Record Date.

Mazor will also be furnishing copies of the proxy statement and form of proxy card to the SEC and TASE as exhibits to a Report of Foreign Private Issuer on Form 6-K to be filed by Mazor.

A shareholder whose ordinary shares are registered with a TASE member and are not registered on the Company's shareholders' register is entitled to receive from the TASE member who holds the ordinary shares on the shareholder's behalf, by e-mail, for no charge, a link to the text of proxy card and to the position notices posted on the ISA's website, unless the shareholder notified the TASE member that he or she is not interested; provided, that such notice was provided with respect to a particular securities account prior to the Record Date.

SHAREHOLDERS (AND HOLDERS OF ADSs) ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT, THE PROPOSED TRANSACTION AND RELATED MATTERS. The proxy statement (when available) and proxy card, as well as any position notices, may be obtained without charge at the SEC's website at www.sec.gov and, in addition, at the ISA's website at http://www.magna.isa.gov.il or at the TASE's website at http://maya.tase.co.il. All shareholders are entitled to contact the Company directly and receive the text of the proxy materials and any position notice. In addition, the proxy statement and proxy card, as well as any position notices, will be available for inspection at the Company's offices, which are located at 5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel. The Company's phone number is +972-4-6187100.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about the Company's business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) the Company may be unable to obtain shareholder approval for the proposed transaction; (2) the Company may be unable to obtain in a timely manner or at all the required regulatory approvals or satisfy other conditions to the closing of the proposed transaction; (3) the proposed transaction may involve unexpected costs, liabilities or delays; (4) the Company's business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (5) the outcome of any legal proceedings related to the proposed transaction; (6) the Company may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the ability to recognize benefits of the proposed transaction; (9) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; (10) impact of the transaction on relationships with customers, distributors and suppliers; (11) other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all; and (12) other risks and factors disclosed in the Company's filings with the SEC, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2017.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.